

JAMES ENRIGHT

Summary

Dedicated Automotive Technician with 35+ years in service and repair. Friendly and upbeat professional enthusiastic about doing the work in an efficient and organized way. Focused on satisfying customers, supporting the team and meeting shop targets by applying superior work ethic, mechanical knowledge and excellent customer service skills.

Skills

- Master auto mechanic supervising five mechanics on all models of cars. Experience working on high-end European Models, Classic Car restoration and Truck Fleets to include over 60,000 vehicles repaired in the past 35 years. Advanced training in electrical repair, hydraulic, and welding fabricating.
- General Motors Technical Training - Continuous training in advanced electronic repair, systems operations, and other aspects of automotive repair.
- Various other classes to keep current in the changing technology of the Automotive Field
- President of USBC SOAP league, Assistant Boy Scout Leader

Experience

Swift Rails, LLC | Lancaster, NY
Vice President of Swift Rails
01/2014 - Current

- Focused on vehicle design and vehicle track interactions

Russo's Automotive Service | Buffalo, NY
Automotive Technician
02/1993 - Current

- Performed troubleshooting and diagnostic procedures to locate the source of malfunctions.
- Performed customer work and warranty repairs in compliance with manufacturer standards.
- Welded, soldered and fabricated parts to complete skilled services.
- Developed in-depth understanding of driveability and wiring systems and components.

Education and Training

SUNY College of Technology At Alfred | Alfred, NY
Associate of Applied Science in Autobody Technology
05/1985